UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

Pursuant to the exchange agreements dated September 17, 19 and 23, 2025, respectively, Tantech Holdings Ltd (the “Company”) agreed to exchange $625,000.00 aggregate principal amount of that certain promissory note (the “Note”) of the Company dated August 1, 2024, in the original principal amount of $2,160,000.00, with Streeterville Capital, LLC, a Utah limited liability company (the “Holder”), for an aggregate of 378,874 common shares, no par value per share, of the Company.

Prior to the above issuances, the Company also agreed to exchange: (i) $100,000.00 aggregate principal amount of the Note for the issuance of an aggregate of 62,189 common shares to the Holder pursuant to an exchange agreement dated August 1, 2025, (ii) $100,000.00 aggregate principal amount of the Note for the issuance of an aggregate of 62,003 common shares to the Holder pursuant to an exchange agreement dated July 2, 2025, and (iii) $100,000.00 aggregate principal amount of the Note for the issuance of an aggregate of 43,554 common shares to the Holder pursuant to an exchange agreements dated March 3, 2025.

The issuances of the above-referenced common shares of the Company were pursuant to the exemption from the registration requirements afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing descriptions of the exchange agreements are summaries of certain material terms of such agreements and are qualified in their entirety by reference to the exchange agreements, which are substantially in the form as or similar to the exchange agreement dated September 23, 2025, attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibits No.	Description
10.1	Form of Exchange Agreement with Streeterville Capital, LLC dated September 23, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: September 24, 2025	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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